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                                                                      EXHIBIT 3

                            [TRACINDA LETTERHEAD]


FOR IMMEDIATE RELEASE                                Contact: Alex Yemenidjian
                                                              (702) 737-8060

             TRACINDA INTENDS TO ACQUIRE 100 PERCENT OF CHRYSLER

        Las Vegas, Nevada -- April 12, 1995 -- Tracinda Corporation, which owns approximately 10% of the outstanding common stock of Chrysler Corporation (NYSE:C), announced today that it intends to acquire the remaining 90% of Chrysler's equity through an entity organized by Tracinda. Holders of Chrysler's common stock would receive $55.00 per share in cash, a premium of approximately 40% over the closing price of common stock on April 11, 1995. Tracinda's approximately $2 billion investment will remain as equity after the transaction. Based upon the 415 million fully diluted outstanding shares of Chrysler common stock, the total value of Chrysler's equity would be more than $22.8 billion.

        Alex Yemenidjian, an executive of Tracinda, said: "As Chrysler's largest shareholder, our goal over the last 5 years has been to seek to enhance value for all Chrysler shareholders. We continue to believe that Chrysler's Board of Directors and Bob Eaton and his management team have done an excellent job of managing the Company's operations. However, despite the efforts of Chrysler's Board and management to enhance the market value of the Company, the market continues to undervalue Chrysler stock. We think that Chrysler shareholders will welcome our offer which enables them to realize significantly increased value for their stock."

        Mr. Yemenidjian continued: "We believe this value can be achieved in a transaction which involves no fundamental changes in Chrysler, its business prospects, its management, and its relationships with its various constituencies; there would be no

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planned workforce reductions and no concessions would be sought from Chrysler employees. We are eager to work with the leaders of Chrysler's union workers and with management to ensure that all employees see tangible benefits from this transaction. The only proposed change would be to provide Chrysler's shareholders with a substantial premium for their shares."

        Former Chrysler Chairman and CEO, Lee Iacocca, who is also a director of MGM Grand, will join Tracinda as a substantial investor in this transaction.

        Mr. Iacocca said, "Kirk Kerkorian has been a friend of both Chrysler and of mine for years. Since his initial investment in 1990, he has been a loyal shareholder and a strong supporter of the company, its management and its employees.

        "I have invested 17 years in this company. I have no interest in actively participating in management. I view this transaction as an opportunity to continue my investment in Chrysler as a show of support for its first rate management, its excellent labor force, its strong dealer network, and its investors."

        Mr. Yemenidjian stressed that this will not be a highly leveraged transaction. "This is not a leveraged buyout, where assets need to be sold to help finance the transaction. The buyers are principals who are investing their own money. In fact, after the proposed transaction is completed, Chrysler will have a lower debt-to-capital ratio than either General Motors or Ford, and its free cash flow will remain virtually unchanged without any reduction in the company's capital expenditures program."

        Mr. Yemenidjian added: "Given the strong financial position of Chrysler and the significant equity component of this transaction, which would include Tracinda's entire investment in Chrysler, it is apparent to us that this transaction is readily financeable. We anticipate that Chrysler would continue to have a conservative balance sheet after the transaction. We also expect to consider foreign strategic alliances or partnerships in order to maximize Chrysler's global business opportunities."

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               CHRONOLOGY OF TRACINDA'S INVESTMENT IN CHRYSLER


The following dates refer to 13D filings with the SEC issued by Tracinda Corporation and substantive communications between Mr. Kirk Kerkorian and the Board of Directors of Chrysler Corporation.

DECEMBER 14, 1990:
Tracinda announced that it had become the beneficial owner of 22 million shares of Chrysler common stock valued at approximately $272,165,000 at an average cost of $12.37 per share. The purchase was made solely for the purpose of investment and reflected the high regard held by Mr. Kerkorian and Tracinda for the Chrysler management and its Chairman.

OCTOBER 10, 1991:
Tracinda announced the purchase of an additional 6 million shares of Chrysler common stock at an average price of $10.125 per share, for investment purposes only. The Wall Street Journal said that this investment gave a big boost to the Chrysler Corporation's oversubscribed 35 million share stock offering.

AUGUST 6, 1992:
In a letter filed with the SEC, Mr. Kerkorian requested a meeting with board members of Chrysler. He said that he was interested in learning whether shareholder interests required more attention following the retirement of the Company's Chairman at the end of the year. Mr. Kerkorian reiterated his confidence in Mr. Iacocca's ability to achieve shareholder value as well as to revitalize the Company. The Financial Times commented that Chrysler's financial picture had improved substantially since Mr. Kerkorian made his initial investment.

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AUGUST 18, 1992:
As a result of his discussions with members of Chrysler's Board, Mr. Kerkorian said he was convinced that the interests of the shareholders would be well represented by the current Board and Mr. Iacocca's successor. He withdrew his request for representation and added that he was pleased with his investment in Chrysler and enthusiastic about the Company's prospects.

FEBRUARY 5, 1993:
Tracinda announced the purchase of 4 million shares, which were part of an offering of Chrysler of 46 million shares, at $38.75 per share. It said that it was for investment purposes only.

NOVEMBER 14, 1994:
In a letter to Chrysler's Board of Directors, Mr. Kerkorian spelled out specific steps he would like the Board to take to revitalize the stock. An analyst at S.G. Warburg said, "Chrysler can afford a modest buyback and still have plenty of cash." At the same time Mr. Kerkorian filed under the Hart-Scott-Rodino Act for permission to increase his holdings in Chrysler to 15 percent. He reiterated Tracinda's high regard for Chrysler's management and confidence in the Company's future.

DECEMBER 29, 1994:
Pursuant to clearance under the Hart-Scott-Rodino Act and the agreement by the Board and management of Chrysler to a series of steps to enhance shareholder value, Tracinda reported purchases of Chrysler aggregating 4 million shares at an average of approximately $47 per share. A number of analysts said this was a positive move and credited Mr. Kerkorian with stimulating the Chrysler Board to take action.

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